Cowan, Mark A.

From:	Cowan, Mark A.
Sent:	Tuesday, April 03, 2012 9:16 AM
To:	Caroline Pearson
Subject:	DWS Variable Series II PEA No. 82

Hi Caroline,
Here are our comments on the above filing:

1. **Fees and Expenses of the Fund**

    a.   Please provide updated fee tables and examples so that the staff may review the updated information prior to the filing's effective date.

    b.   <u>DWS Alternative Asset Allocation VIP</u>. With respect to the footnote, please use a font size smaller than that used in the text of the table.

2. **Principal Investment Strategies/Risks**

    a.   <u>DWS Global Income Builder VIP</u>. Please disclose specific risks associated with alternative asset classes (i.e., real estate, infrastructure, convertibles, commodities and currencies). Alternatively, please advise the staff as to the disclosures that describes such risks.

    b.   In addition, please disclose any corresponding principal investment strategy that would give rise to IPO risk.

    c.   Please provide disclosure about the specific types of derivatives that may be used outside of the GTAA strategy. Disclosure that "various types" of derivatives may be used is not sufficient. See Barry Miller Letter to the ICI dated July 30, 2010.

3. **Performance Information**

    a.   In the table of Average Annual Returns, please remove the "Inception Date" column. It may appear as a parenthetical in the table.

    b.   <u>DWS Global Income Builder VIP</u>. Please move the information about the additional index, contained in a footnote, to the narrative explanation accompanying the bar chart and table.

4.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark Cowan

Mark A. Cowan | Senior Counsel | U.S. Securities & Exchange Commission |Division of Investment Management |100 F Street, N.E. |Washington, D.C. 20549 | 202.551-6765 Direct